ALLTEL Corporation
Exhibit 12
Statements Re: Computation of Ratios

The following table sets forth certain selected financial information relating to the Company:

	For the years ended December 31,
(Dollars in millions)	2004	2003	2002	2001	2000

Earnings:
Income from continuing operations before income taxes	$1,592.0	$1,534.1	$1,360.3	$1,631.0	$3,208.0
Minority interest in consolidated partnerships	80.1	78.6	73.4	75.2	98.0
Equity earnings in unconsolidated partnerships	(68.5)	(64.4)	(65.8)	(57.0)	(120.4)
Fixed charges	435.8	445.2	416.1	312.7	329.6
Amortization of capitalized interest	10.5	9.1	7.8	6.5	4.9
Distributed income of equity investees	78.2	46.6	46.8	50.7	87.5

	2,128.1	2,049.2	1,838.6	2,019.1	3,607.6

Less: Interest capitalized	(14.4)	(12.7)	(12.8)	(16.1)	(14.1)
Minority interest in consolidated partnerships	(80.1)	(78.6)	(73.4)	(75.2)	(98.0)

Earnings, as adjusted	$2,033.6	$1,957.9	$1,752.4	$1,927.8	$3,495.5

Fixed Charges:
Interest expense	$352.5	$378.6	$355.1	$261.2	$284.3
Interest capitalized	14.4	12.7	12.8	16.1	14.1
Amortization of debt expense	7.3	7.5	5.4	3.2	2.3
Interest portion of operating rents	61.6	46.4	42.8	32.2	28.9

Total fixed charges	$435.8	$445.2	$416.1	$312.7	$329.6

Ratio of earnings to fixed charges	4.67 (1)	4.40 (2)	4.21 (3)	6.17 (4)	10.61 (5)

Fixed charges	$435.8	$445.2	$416.1	$312.7	$329.6
Preferred stock dividends	0.2	0.2	0.2	0.2	0.2

Total fixed charges and preferred stock dividends	$436.0	$445.4	$416.3	$312.9	$329.8

Ratio of earnings to combined fixed charges and preferred stock dividends	4.66 (1)	4.40 (2)	4.21 (3)	6.16 (4)	10.60 (5)

ALLTEL Corporation
Exhibit 12
Statements Re: Computation of Ratios

Notes:
For purposes of this calculation, earnings consist of the sum of income before taxes and adjustments for minority interest in consolidated subsidiaries and income from equity investees, fixed charges, amortization of capitalized interest, and distributed income of equity investees less amounts for capitalized interest and the minority interest in pretax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest on indebtedness, capitalized interest, amortized expenses related to indebtedness and the portion of rental expense representative of the interest factor.

(1)	Income before taxes for 2004 included pretax charges of $28.4 million related to a planned workforce reduction and the exit of its competitive local exchange carrier operations in the Jacksonville, Florida market. Income before taxes also includes a $2.3 million reduction in the liabilities associated with various restructuring activities initiated prior to 2003. Income before taxes also includes a write-down of $24.8 million in the carrying value of certain corporate and regional facilities to fair value in conjunction with the proposed leasing or sale of those facilities. Excluding these items, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends would both have been 4.78 for 2004.

(2)	Income before taxes for 2003 included pretax charges totaling $19.0 million consisting of charges of $8.5 million related to the closing of certain call center locations, the write-off of $13.2 million of certain capitalized software development costs with no alternative future use or functionality and a $2.7 million reduction in the liabilities associated with various restructuring activities initiated prior to 2003. Income before taxes also included a pretax gain of $31.0 million realized from the sale of certain assets of the Company’s operations, partially offset by pretax write-downs totaling $6.0 million to reflect other-than-temporary declines in the fair value of certain investments in unconsolidated limited partnerships. The net effects of these items would not have resulted in a change to either the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends for 2003.

(3)	Income before taxes for 2002 included pretax charges totaling $69.9 million consisting of a pretax charge of $34.0 million incurred in connection with restructuring the Company’s operations and with the closing of seven product distribution centers, charges of $28.8 million incurred in connection with its acquisitions of wireline properties from Verizon Communications, Inc. and wireless properties from CenturyTel, Inc., and write-downs of $7.1 million in the carrying value of cell site equipment. Income before taxes also included a pretax gain of $22.1 million realized from the sale of a wireless property, partially offset by pretax write-downs of $16.3 million related to investments in marketable securities. Income before taxes also included a $4.8 million pretax adjustment to reduce the gain recognized from the dissolution of a wireless partnership that was initially recorded in 2001. Excluding these items, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends would both have been 4.79 for 2002.

(4)	Income before taxes for 2001 included pretax gains totaling $360.5 million and consisted of a $347.8 million pretax gain from the sale of PCS licenses, a pretax gain of $9.5 million from the dissolution of a wireless partnership and a pretax gain of $3.2 million from the sale of certain investments. Income before taxes also included pretax charges totaling $79.2 million consisting of termination fees of $2.9 million incurred in connection with the early retirement of long-term debt, charges of $61.2 million incurred in connection with the restructuring of the Company’s operations and write-downs of $15.1 million in the carrying value of cell site equipment. Excluding these items, the ratio of earnings to fixed charges would have been 5.27 for 2001 and the ratio of earnings to combined fixed charges and preferred stock dividends would have been 5.26 for 2001.

(5)	Income before taxes for 2000 included pretax gains totaling $1,943.5 million and consisted of a pretax gain of $1,345.5 million from the exchange of wireless properties with Bell Atlantic and GTE, a pretax gain of $36.0 million from the sale of certain PCS assets and a pretax gain of $562.0 million from the sale of investments, principally consisting of WorldCom common stock. Income before taxes also included pretax charges totaling $51.9 million consisting of a $15.0 million write-down of an investment, integration and other charges of $25.4 million incurred in connection with the acquisition of wireless assets and certain restructuring activities of the Company’s information services business and a $11.5 million charge incurred in connection with a litigation settlement. Excluding these items, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends would both have been 4.80 for 2000.